The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 11, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 490 to the Trust’s Registration Statement on Form N-1A, filed on April 12, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on June 1, 2021 (the “Comments”), relating to Post-Effective Amendment No. 490 (“PEA No. 490”) to the Trust’s Registration Statement on Form N-1A filed on April 12, 2021, regarding the LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF, and LifeGoal Wealth Builder ETF (the “Funds”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please review the Form N-1A changes generally resulting from the adoption of Rule 6c-11 regarding ETFs and conform disclosure as required.

Response #1

The Registrant has reviewed Form N-1A and conformed the disclosure as requested.

Comment #2

Alston & Bird LLP                                                                                                                                                                                                        www.alston.com

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June 11, 2021 Page 2

Please confirm supplementally that the Funds can rely on Rule 6c-11. Please include information required by recent amendments to Form N-1A.

Response #2

The Registrant confirms that the Funds can rely on Rule 6c-11 and that the information required by recent amendments to Form N-1A has been included as noted above.

Comment #3

Please confirm that the Funds will post on their website the information required by Rule 6c-11 if it intends to rely on the Rule.

Response #3

The Registrant confirms that the Funds will post on their website the information required by Rule 6c-11.

Prospectus

Cover Page

Comment #4

Please clarify if the Funds intend to put on the cover page information concerning the availability online of the disclosure required by Item 6(c)(4) of Form N-1A by combining into the information required by Item 1(b)(1) of Form N-1A and Rule 498(b)(1)(v)? If so, the information should be clear on cover page.

Response #4

The Registrant confirms that the Funds intend to combine the disclosure required by Item 6(c)(4) of Form N-1A into the information required by Item 1(b)(1) of Form N-1A and Rule 498(b)(1)(v) and has revised the cover page accordingly.

LIFEGOAL HOME SAVINGS ETF, LIFEGOAL VACATION SAVINGS ETF, LIFEGOAL CHILDREN SAVINGS ETF, LIFEGOAL GENERAL SAVINGS ETF (THE “SAVINGS FUNDS”)

Comment #5

The Staff notes that all names that include the term “savings” suggest protection from loss. The Staff is of the opinion that the term “savings” cannot be used in a fund name as it implies protection of principal and that the Fund is not subject to investment risk Please explain why you believe the name is appropriate for a fund. The Staff asks that the Registrant delay effectiveness until issues involving the Fund’s name are resolved.

Response #5

As requested, the Registrant agrees to the delay of the effectiveness of PEA No. 490 while issues involving the Savings Funds’ names are addressed.

June 11, 2021 Page 3

With respect to the comment regarding the names of the Savings Funds, each Savings Fund believes that the use of the term “savings” in its name is not materially deceptive or misleading under Section 35(d) of the 1940 Act or that it implies that the Savings Funds are not subject to investment risk. The term “savings” is intended to describe how investors would use the fund in their portfolios to meet their investment needs. As described in the prospectus, each Savings Fund is designed to assist investors in saving for certain specific goals – future home, vacation, or child care expenses or general savings. While the time horizon of such expenses may vary depending upon whether an investor is saving for current or future expenses, the Savings Funds pursue an allocation strategy that is designed to balance growth and downside market protection through different market environments with a more conservative bent.

Each Savings Fund believes that its name simply implies how the Fund would be used by investors. Although each Savings Fund’s name identifies the purpose for which an investor may invest in the fund, it does not suggest that it is superior to or safer than other options available that could be used for such goals.

The idea that a fund’s name suggests the purpose for which an investor may purchase it is not new, and this approach has been used by other funds in different contexts. For example, there are funds in the industry that use the word “retirement” in their names (e.g., XYZ Retirement 2020 Fund) to suggest that it is used as an investment vehicle to save for retirement in the future. Other mutual funds have used phrases such as “managed payout,” “smart spending,” “principal protection,” and “income” to convey how an investor may use the fund. In fact, there are two funds, the Fidelity Health Savings Fund and Fidelity Health Savings Index Fund, that use the term “savings” in their name and those funds are designed for a similar purpose as each of the Savings Funds – to save for certain expenses (in the case of the Fidelity funds, medical expenses). We note that the Fidelity funds are also asset allocation funds like the Savings Funds with similar if not slightly more aggressive asset allocation mixes as the Savings Funds (see response to Comment #11 below).

In its adopting release for Rule 35d-1 under the 1940 Act, the SEC explained that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks. Rather, a fund with a name that suggests a particular focus or investment emphasis should have investment strategies that are consistent with its name. Each Savings Fund was designed with this principle, as articulated by the Commission, in mind. Each Savings Fund has adopted principal investment strategies that are consistent with its name as clarified below (See response to Comment #11). The Savings Funds make clear in response to Item 4 of Form N-1A that the Funds are designed to assist investors in saving for certain future expenses.

In conclusion, the Savings Funds do not believe that their names are materially deceptive or misleading or imply that the Savings Funds are not subject to investment risk. Rather, the Saving Funds’ names identify the purpose for which an investor may invest in them consistent with their investment strategies.

LIFEGOAL HOME SAVINGS ETF, LIFEGOAL VACATION SAVINGS ETF, LIFEGOAL CHILDREN SAVINGS ETF, LIFEGOAL GENERAL SAVINGS ETF, AND LIFEGOAL WEALTH BUILDER ETF (THE “FUNDS” OR “ALL FUNDS”)

Summary Section – Fees and Expenses of the Fund

Comment #6

June 11, 2021 Page 4

In the paragraph “Expenses of the Fund,” please update the first sentence of the legend to the most recent legend in Form N-1A.

Response #6

The Registrant has made the requested change.

Comment #7

In the paragraph “Expenses of the Fund,” please update the second and third sentences to the most recent language in the Form N-1A.

Response #7

The Registrant has made the requested change.

Comment #8

Please include a completed fee table in the Registrant’s response.

Response #8

Please see the completed fee table for each of the Funds below:

  Home Savings Fund:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Other Expenses(1)	0.28%
Acquired Fund Fees and Expenses(2)	0.16%
Total Annual Fund Operating Expenses	0.83%
Fee Waiver and Expense Reimbursements(3)	(0.28%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	0.55%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Home Savings Fund and is not a direct expense incurred by the Home Savings Fund or deducted from the Home Savings Fund assets.
(3)	Pursuant to an operating expense limitation agreement between LifeGoal Investments LLC (the “Adviser”) and the Trust, on behalf of the Home Savings Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Home Savings Fund to ensure that Total Annual Fund Operating Expenses for the Home Savings Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.39% of the Home Savings Fund’s average net assets through July _______, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Home Savings Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and

June 11, 2021 Page 5

expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

B.	Vacation Savings Fund:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Other Expenses(1)	0.38%
Acquired Fund Fees and Expenses(2)	0.16%
Total Annual Fund Operating Expenses	0.83%
Fee Waiver and Expense Reimbursements(3)	(0.38%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	0.45%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Vacation Savings Fund and is not a direct expense incurred by the Vacation Savings Fund or deducted from the Vacation Savings Fund assets.
(3)	Pursuant to an operating expense limitation agreement between LifeGoal Investments LLC (the “Adviser”) and the Trust, on behalf of the Vacation Savings Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Vacation Savings Fund to ensure that Total Annual Fund Operating Expenses for the Vacation Savings Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.29% of the Vacation Savings Fund’s average net assets through July ____, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Vacation Savings Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

C.	Children Savings Fund:
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Other Expenses(1)	0.28%
Acquired Fund Fees and Expenses(2)	0.16%
Total Annual Fund Operating Expenses	0.83%
Fee Waiver and Expense Reimbursements(3)	(0.28%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	0.55%
(1)	Estimated for the current fiscal year.

June 11, 2021 Page 6
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Children Savings Fund and is not a direct expense incurred by the Children Savings Fund or deducted from the Children Savings Fund assets.
(3)	Pursuant to an operating expense limitation agreement between LifeGoal Investments LLC (the “Adviser”) and the Trust, on behalf of the Children Savings Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Children Savings Fund to ensure that Total Annual Fund Operating Expenses for the Children Savings Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.39% of the Children Savings Fund’s average net assets through July _____, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Children Savings Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

  General Savings Fund:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Other Expenses(1)	0.38%
Acquired Fund Fees and Expenses(2)	0.16%
Total Annual Fund Operating Expenses	0.83%
Fee Waiver and Expense Reimbursements(3)	(0.38%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	0.45%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the General Savings Fund and is not a direct expense incurred by the General Savings Fund or deducted from the General Savings Fund assets.
(3)	Pursuant to an operating expense limitation agreement between LifeGoal Investments LLC (the “Adviser”) and the Trust, on behalf of the General Savings Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the General Savings Fund to ensure that Total Annual Fund Operating Expenses for the General Savings Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.29% of the General Savings Fund’s average net assets through July _____, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the General Savings Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

  Wealth Builder Fund:

June 11, 2021 Page 7

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.47%
Other Expenses(1)	0.20%
Acquired Fund Fees and Expenses(2)	0.10%
Total Annual Fund Operating Expenses	0.77%
Fee Waiver and Expense Reimbursements(3)	(0.20%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	0.57%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Wealth Builder Fund and is not a direct expense incurred by the Wealth Builder Fund or deducted from the Wealth Builder Fund assets.
(3)	Pursuant to an operating expense limitation agreement between the Adviser and the Trust, on behalf of the Wealth Builder Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Wealth Builder Fund to ensure that Total Annual Fund Operating Expenses for the Wealth Builder Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.47% of the Wealth Builder Fund’s average net assets through July ______, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Wealth Builder Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Comment #9

Please confirm that fees charged for the purchase and redemption of creation units are excluded from the fee table per the most recent rule changes.

Response #9

The Registrant confirms that fees charged for the purchase and redemption of creation units are excluded from the fee table.

LIFEGOAL HOME SAVINGS ETF (“HOME SAVINGS FUND”)

Summary Section – Principal Investment Strategies

Comment #10

The Staff refers to the first sentence of the first paragraph in the section “Summary Prospectus - Principal Investment Strategies” stating: “The Home Savings Fund is designed to assist investors in saving for a home down payment, mortgage or rent budget or general home-related expenses or costs.”

June 11, 2021 Page 8

The Staff believes that the above sentence is misleading as it conveys that the Home Savings Fund is a savings vehicle that protects against loss of principal. Please redraft to clarify that the Home Savings Fund is not a savings vehicle.

Response #10

Please see the response to Comment #5 above. The Registrant believes that this sentence simply states how the Home Savings Fund would be used by investors. While this sentence identifies the purpose for which an investor may invest in the Home Savings Fund, it does not state or suggest that it is safer than other options available that could be used for such goals or that it protects against the loss of principal. In fact, the Home Savings Fund’s disclosure clearly states that an investor “could lose money by investing in the Home Savings Fund.”

Comment #11

An investor saving for a home down payment has a different investment timeline and different expected investment returns as compared to an investor looking to service mortgage payments and savings for general household expenses (which fits into an income investment objective). Please explain how the Home Savings Fund’s investment strategies align with these different investor populations.

Response #11

The Registrant notes that the Home Savings Funds is an investment designed to assist investors in saving or budgeting for a home down payment, mortgage payment budget, rental payment budget, or general home related expenses or costs.  Considering the multiple use cases for the Home Savings Fund and the varying timelines of such expenses, the Fund will seek to avoid excessive volatility of returns, and employ a conservative allocation approach to address these multiple uses and timelines. The Home Savings Fund is designed to be a conservative option for such expense savings, regardless of timeline, which seeks to balance growth and downside market protection through different market environments.

Comment #12

The Staff notes that there appears to be a disconnect between the fund name and the fund’s strategy given that the strategy includes some aggressive or speculative investment strategies or instruments including REITs, commodity linked instruments, small cap stocks, emerging market investments and high yield debt securities. Please explain supplementally how such investments are consistent with the Home Savings Fund’s investment strategy to provide for save for down payments for mortgages. Also, please explain supplementally how the volatility associated with some of these instruments is consistent with this strategy.

Response #12

The Registrant notes that the Home Savings Fund is intended to reflect a conservative allocation model similar to other conservative allocation funds that gain exposure to certain asset classes and certain securities primarily by investing through mutual funds and ETFs (“underlying funds”). Accordingly, the “Principal Investment Strategies” disclosure for the Home Savings Fund has been clarified. As revised, the Home Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS) and will gain exposure to other investments, including foreign and emerging market securities, commodities, REITs, small cap

June 11, 2021 Page 9

securities and high yield debt securities, only through underlying funds, Additionally, the Home Savings Fund will limit its exposure to commodities, REITs, and high yield debt securities, in the aggregate, to no more than 20% of the Home Savings Fund. Also, as the Fund will limit exposure to small cap securities to less than 5% of the Home Savings Fund’s assets, “Small Cap and Emerging Growth Securities Risk” has been deleted from the prospectus and moved to the SAI, In light of these clarifications, the Registrant believes that the Home Savings Fund’s strategies and investments are consistent with the Fund’s purpose of assisting with saving for a house down payment, mortgage or home expenses.

Please see changes to the “Principal Investment Strategies” section below:

Principal Investment Strategies. The Home Savings Fund is designed to assist investors in saving for a home down payment, mortgage or rent budget or general home-related expenses or costs. Because the time horizon for such expenses can vary, ~~T~~the Home Savings Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments.

The Home Savings Fund invests in a portfolio of fixed income securities, equity securities and commodities ~~commodity-linked instruments~~. Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities ~~that the Home Savings Fund may buy~~ include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. The Home Savings Fund will gain exposure to ~~invest in~~ such equity securities, ~~and~~ fixed income securities and commodities ~~directly or~~ indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). ~~The Home Savings Fund may also invest in investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide commodities exposure without direct investment in physical commodities.~~ Additionally, the Home Savings Fund may ~~also~~ invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals. The Home Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).

Under normal market conditions, the Home Savings Fund will invest its assets within the following ranges: ~~50~~60-95% of its assets in fixed income, 5-35% of its assets in equities, and 0-~~15~~20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the Home Savings Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Home Savings Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

June 11, 2021 Page 10

The Home Savings Fund will typically invest 5 – ~~10~~15% of its assets in securities of companies in housing related industries including home furnishing companies, appliance companies, home builders and lumber companies.

~~The Adviser may invest up to 40% of the Home Savings Fund’s assets in high yield debt securities (also referred to as junk bonds).~~ The Adviser may also invest indirectly through underlying funds up to ~~50~~40% of the Home Savings Fund’s assets in foreign securities and up to ~~40~~30% of the Fund’s assets in emerging market securities.

ALL SAVINGS FUNDS

Summary Section – Principal Investment Strategies

Comment #13

In the first paragraph of section “Summary Prospectus - Principal Investment Strategies,” please disclose what other investment vehicles the Savings Funds will invest in, in addition to other ETFs, if any, in order to provide commodity exposure.

Response #13

The Registrant clarifies that each of the Savings Funds will only be investing in mutual funds and ETFs to provide exposure to commodities. Please see response to Comment #12 above.

ALL FUNDS

Summary Section – Principal Investment Strategies

Comment #14

Please disclose each Fund’s policies regarding investing in illiquid securities generally as a percentage of the Fund’s portfolio.

Response #14

The Registrant has made the requested change adding the following sentence to the “Principal Investment Strategies” section of the statutory prospectus. Please see below:

The [Name] Fund may not invest more than 15% of the value of its net assets, computed at the time of investment, in illiquid securities.

Comment #15

Please consider adding a graphical representations of each Fund’s asset allocation in either the summary or statutory sections of the prospectus which could better help investors understand the Fund’s asset allocation mix.

Response #15

The following table will be included in the statutory section of the prospectus:

June 11, 2021 Page 11

Asset Allocation Ranges
Fund	Investment Objective	Equity Range	Fixed Income Range	Commodities, REITs, High Yield Debt Range	Foreign Securities	Emerging Market Securities
LifeGoal Home Savings ETF	Current income and some capital appreciation	5-35%	60-95%	<20%	0-40%	0-30%
LifeGoal Vacation Savings ETF	Preservation of capital and some capital appreciation	0-25%	70-95%	<20%	0-30%	0-25%
LifeGoal Children Savings ETF	Current income and some capital appreciation	5-35%	60-95%	<20%	0-40%	0-30%
LifeGoal General Savings ETF	Preservation of capital and some capital appreciation	0-25%	70-95%	<20%	0-30%	0-25%
LifeGoal Wealth Builder ETF	Long term capital appreciation	25-90%	5-50%	0-50% (up to 15% in commodities)	0-100%	0-100%

ALL FUNDS

Summary Prospectus – Principal Risks

Comment #16

We note that principal risks appear to be in alphabetical order. Please consider re-ordering the principal risk disclosures so that the most significant risks appear first. See ADI 2019-08, “Improving Principal Risks Disclosure”.

Response #16

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

ALL SAVINGS FUNDS

Summary Prospectus – Principal Risks

June 11, 2021 Page 12

Comment #17

With respect to “Corporate Loans Risk,” please add a corresponding strategy that specially addresses corporate loan risk under “Summary Prospectus - Principal Investment Strategies.”

Response #17

The Registrant has made the requested change. Please see the response to Comment #12 above.

Comment #18

With respect to “Mortgage-and Asset-Backed Securities Risks” and “Municipal Bond Risk,” please add a corresponding strategy that specially addresses corporate loan risk under “Summary Prospectus - Principal Investment Strategies.”

Response #18

The Registrant has made the requested change. Please see the response to Comment #12 above.

ALL FUNDS

Summary Section – Portfolio Managers

Comment #19

Please confirm that the Registrant will include the month and year that the portfolio managers have been managing the Fund with the next amendment.

Response #19

The Registrant confirms the above.

ALL FUNDS

Summary Section – Purchase and Sale of Fund Shares

Comment #20

Please revise this section to comply with the requirements of Item 6(c)(1) – (4) of updated Form N-1A.

Response #20

The Registrant has made the requested change. The following section applies to all funds:

Purchase and Sale of Fund Shares. The [ ] Fund will issue and redeem Shares at NAV only in large blocks of 25,000 Shares (each block of Shares is called a “Creation Unit”) to Authorized Participants who have entered into agreements with the Fund’s distributor. Creation Units are issued and redeemed for cash and/or in-kind for securities. Individual Shares of the [ ] Fund may only be purchased and sold in secondary

June 11, 2021 Page 13

market transactions through a broker dealer. Except when aggregated in Creation Units, the Shares are not redeemable securities of the [ ] Fund. Shares are listed for trading on the Exchange and trade at market prices rather than NAV. Shares may trade at a price that is greater than, at, or less than, NAV. Investors may incur costs attributable to the differences between the highest price of a buyer is willing to pay to accept for shares of the [ ] Fund (ask) when buying or selling shares in the secondary market (the “bid-ask spread”). Recent information, including the [ ] Fund’s net asset value, premiums and discounts, and bid-ask spreads, is available online at http://www.lifegoalinvestments.com.

LIFEGOAL VACATION SAVINGS ETF (“VACATION SAVINGS FUND”)

Summary Section – Principal Investment Strategies

Comment #21

The Staff refers to the first sentence of the first paragraph in the section “Summary Prospectus - Principal Investment Strategies” stating: “The Vacation Savings Fund is designed to assist investors in saving for a future vacation.”

The Staff believes that the above sentence is misleading as it conveys that the Vacation Savings Fund is a savings vehicle that protects against loss of principal. Please redraft to clarify that the Vacation Fund is not a savings vehicle.

Response #21

Please see the response to Comment #5 above. The Registrant believes that this sentence simply states how the Vacation Savings Fund would be used by investors. While this sentence identifies the purpose for which an investor may invest in the Vacation Savings Fund, it does not state or suggest that it is safer than other options available that could be used for such goals or that it protects against the loss of principal. In fact, the Vacation Savings Fund’s disclosure clearly states that an investor “could lose money by investing in the Vacation Savings Fund.”

Comment #22

An investor saving for a future vacation has a different investment timeline and different expected investment returns as compared to an investor looking to save for a current vacation (which fits into an income investment objective). Please explain how the Vacation Savings Fund’s investment strategies align with these different investor populations.

Response #23

The Registrant notes that the Vacation Savings Funds is an investment designed to assist investors in saving or budgeting for a future vacation.  Considering that the timeline for a “future” vacation may vary, the Fund will seek to avoid excessive volatility of returns, and employ a conservative allocation approach to address these varying timelines. The Vacation Savings Fund is designed to be a conservative option for such vacation savings, regardless of timeline, which seeks to balance growth and downside market protection through different market environments.

Comment #24

June 11, 2021 Page 14

The Staff notes that there appears to be a disconnect between the fund name and the fund’s strategy given that the strategy includes some aggressive or speculative investment strategies or instruments including REITs, commodity linked instruments, small cap stocks, emerging market investments and high yield debt securities. Please explain supplementally how such investments are consistent with the Fund’s investment strategy to provide for saving for a future vacation. Also, please explain supplementally how the volatility associated with some of these instruments is consistent with this strategy.

Response #24

The Registrant notes that the Vacation Savings Fund is intended to reflect a conservative allocation model similar to other conservative allocation funds that gain exposure to certain asset classes and certain securities primarily by investing through mutual funds and ETFs (“underlying funds”). Accordingly, the “Principal Investment Strategies” disclosure for the Vacation Savings Fund has been clarified. As revised, the Vacation Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS) and will gain exposure to other investments, including foreign and emerging market securities, commodities, REITs, small cap securities and high yield debt securities, only through underlying funds, Additionally, the Vacation Savings Fund will limit its exposure to commodities, REITs, and high yield debt securities, in the aggregate, to no more than 20% of the Vacation Savings Fund. Also, as the Fund will limit exposure to small cap securities to less than 5% of the Vacation Savings Fund’s assets, “Small Cap and Emerging Growth Securities Risk” has been deleted from the prospectus and moved to the SAI, In light of these clarifications, the Registrant believes that the Vacation Savings Fund’s strategies and investments are consistent with the Fund’s purpose of assisting with saving for a future vacation.

Please see changes to the “Principal Investment Strategies” section below:

Principal Investment Strategies. The Vacation Savings Fund is designed to assist investors in saving for a future vacation. Because the time horizon for such expenses can vary, ~~T~~the Vacation Savings Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments.

The Vacation Savings Fund invests in a portfolio of fixed income securities, equity securities and commodities ~~commodity-linked instruments~~. Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities ~~that the Vacation Savings Fund may buy~~ include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. The Vacation Savings Fund will gain exposure to ~~invest in~~ such equity securities, ~~and~~ fixed income securities and commodities ~~directly or~~ indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). ~~The Vacation Savings Fund may also invest in investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide commodities exposure without direct investment in physical commodities.~~ Additionally, the Vacation Savings Fund may ~~also~~ invest through underlying funds in

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Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals. The Vacation Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).

Under normal market conditions, the Vacation Savings Fund will invest its assets within the following ranges: ~~50~~70-95% of its assets in fixed income, ~~5-35~~0-25% of its assets in equities, and 0-~~15~~20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the Vacation Savings Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The Vacation Savings Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

The Vacation Savings Fund will typically invest 5 – ~~10~~15% of its assets in securities of companies in travel and hospitality related industries including airlines, hotel and lodging companies and restaurants.

~~The Adviser may invest up to 40% of the Vacation Savings Fund’s assets in high yield debt securities (also referred to as junk bonds).~~ The Adviser may also invest indirectly through underlying funds up to ~~50~~30% of the Vacation Savings Fund’s assets in foreign securities and up to ~~40~~25% of the Fund’s assets in emerging market securities.

LIFEGOAL CHILDREN SAVINGS ETF (“CHILDREN SAVINGS FUND”)

Summary Section – Principal Investment Strategies

Comment #25

The Staff refers to the first sentence of the first paragraph in the section “Summary Prospectus - Principal Investment Strategies” stating: “The Children Savings Fund is designed to assist investors in saving for their children’s needs, including child care and educational expenses.”

The Staff believes that the above sentence is misleading as it conveys that the Children Fund is a savings vehicle that protects against loss of principal. Please redraft to clarify that the Children Savings Fund is not a savings vehicle.

Response #25

Please see the response to Comment #5 above. The Registrant believes that this sentence simply states how the Children Savings Fund would be used by investors. While this sentence identifies the purpose for which an investor may invest in the Children Savings Fund, it does not state or suggest that it is safer than other options available that could be used for such goals or that it protects against the loss of principal. In fact, the Children Savings Fund’s disclosure clearly states that an investor “could lose money by investing in the Children Savings Fund.”

Comment #26

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An investor saving for future childcare and educational expenses has a different investment timeline and different expected investment returns as compared to an investor saving for current childcare and educational expenses (which fits into an income investment objective). Please explain how the Children Savings Fund’s investment strategies align with these different investor populations.

Response #26

The Registrant notes that the Children Savings Funds is an investment designed assist investors in saving or budgeting for their children’s needs, including child care and educational expenses.  Considering the multiple use cases for the Children Savings Fund and the varying timelines of such expenses, the Fund will seek to avoid excessive volatility of returns, and employ a conservative allocation approach to address these multiple uses and timelines. The Children Savings Fund is designed to be a conservative option for such expense savings, regardless of timeline, which seeks to balance growth and downside market protection through different market environments.

Comment #27

Please specify under “Principal Investment Strategies” whether the intent of the Children Savings Fund is to invest or save for current or future needs and provide more specificity regarding the types of expenses that the Fund is designed as an investment vehicle for, including the types of educational expenses contemplated.

Response #27

See response to Comment #26 above. Considering the multiple use cases for the Children Savings Fund and the varying timelines of such expenses, the Registrant respectfully declines to specify if the Children Savings Fund is for current or future needs as it can be used for both. The Children Savings Fund is designed to be a conservative option for such expense savings, regardless of timeline, Additionally, the Registrant believes that the description of the kinds of expenses that can be saved for using the Children Savings Fund is sufficiently clear and that a detailed list of possible expenses would not provide additional clarity to investors.

Comment #28

The Staff notes that there appears to be a disconnect between the fund name and the fund’s strategy given that the strategy includes some aggressive or speculative investment strategies or instruments including REITs, commodity linked instruments, small cap stocks, emerging market investments and high yield debt securities. Please explain supplementally how such investments are consistent with the Children Savings Fund’s investment strategy to save for their children’s needs, including child care and educational expenses. Also, please explain supplementally how the volatility associated with some of these instruments is consistent with this strategy.

Response #28

The Registrant notes that the Children Savings Fund is intended to reflect a conservative allocation model similar to other conservative allocation funds that gain exposure to certain asset classes and certain securities primarily by investing through mutual funds and ETFs (“underlying funds”). Accordingly, the “Principal Investment Strategies” disclosure for the Children Savings Fund has been clarified. As revised, the Children Savings Fund may only invest directly in U.S.

June 11, 2021 Page 17

large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS) and will gain exposure to other investments, including foreign and emerging market securities, commodities, REITs, small cap securities and high yield debt securities, only through underlying funds, Additionally, the Children Savings Fund will limit its exposure to commodities, REITs, and high yield debt securities, in the aggregate, to no more than 20% of the Children Savings Fund. Also, as the Fund will limit exposure to small cap securities to less than 5% of the Children Savings Fund’s assets, “Small Cap and Emerging Growth Securities Risk” has been deleted from the prospectus and moved to the SAI, In light of these clarifications, the Registrant believes that the Children Savings Fund’s strategies and investments are consistent with the Fund’s purpose of assisting with saving or budgeting for children-related expenses, including child care and educational expenses.

Please see changes to the “Principal Investment Strategies” section below:

Principal Investment Strategies. The Children Savings Fund is designed to assist investors in saving for their children’s needs, including child care and educational expenses. Because the time horizon for such expenses can vary, ~~T~~the Children Savings Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments.

The Children Savings Fund invests in a portfolio of fixed income securities, equity securities and commodities ~~commodity-linked instruments~~. Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities ~~that the Children Savings Fund may buy~~ include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. The Children Savings Fund will gain exposure to ~~invest in~~ such equity securities, ~~and~~ fixed income securities and commodities ~~directly or~~ indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). ~~The Children Savings Fund may also invest in investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide commodities exposure without direct investment in physical commodities.~~ Additionally, the Children Savings Fund may ~~also~~ invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals. The Children Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).

Under normal market conditions, the Children Savings Fund will invest its assets within the following ranges: ~~50~~60-95% of its assets in fixed income, 5-35% of its assets in equities, and 0-~~15~~20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the Children Savings Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and

June 11, 2021 Page 18

emerging markets equities) to manage the Fund’s risk across asset classes over time. The Children Savings Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

The Children Savings Fund will typically invest 5 – ~~10~~15% of its assets in securities of companies where child-related expenses may be expected to be spent including clothing companies, food distributors and entertainment companies.

~~The Adviser may invest up to 40% of the Children Savings Fund’s assets in high yield debt securities (also referred to as junk bonds).~~ The Adviser may also invest indirectly through underlying funds up to ~~50~~40% of the Children Savings Fund’s assets in foreign securities and up to ~~40~~30% of the Fund’s assets in emerging market securities.

LIFEGOAL GENERAL SAVINGS ETF (“GENERAL SAVINGS FUND”)

Summary Section – Principal Investment Strategies

Comment #29

The Staff refers to the first sentence of the first paragraph in the section “Summary Prospectus - Principal Investment Strategies” stating: “The General Savings Fund is designed to assist investors with general savings goals.”

The Staff believes that the above sentence is misleading as it conveys that the General Savings Fund is a savings vehicle that protects against loss of principal. Please redraft to clarify that the General Savings Fund is not a savings vehicle.

Response #29

Please see the response to Comment #5 above. The Registrant believes that this sentence simply states how the General Savings Fund would be used by investors. While this sentence identifies the purpose for which an investor may invest in the General Savings Fund, it does not state or suggest that it is safer than other options available that could be used for such goals or that it protects against the loss of principal. In fact, the General Savings Fund’s disclosure clearly states that an investor “could lose money by investing in the General Savings Fund.”

Comment #30

An investor saving for future purchases has a different investment timeline and different expected investment returns as compared to an investor looking to pay current outlays. Please explain how the General Savings Fund’s investment strategies align with these different investor populations.

Response #30

The Registrant notes that the General Savings Funds is an investment designed to assist investors in saving or budgeting for general savings goals.  Considering the multiple use cases for the General Savings Fund and the varying timelines of such goals, the Fund will seek to avoid excessive volatility of returns, and employ a conservative allocation approach to address these multiple uses and timelines. The General Savings Fund is designed to be a conservative investment option, regardless of a goals timeline, which seeks to balance growth and downside market protection through different market environments.

June 11, 2021 Page 19

Comment #31

The Staff notes that there appears to be a disconnect between the fund name and the fund’s strategy given that the strategy includes some aggressive or speculative investment strategies or instruments including REITs, commodity linked instruments, small cap stocks, emerging market investments and high yield debt securities. Please explain supplementally how such investments are consistent with the General Savings Fund’s investment strategy to provide for saving for general savings goals. Also, please explain supplementally how the volatility associated with some of these instruments is consistent with this strategy.

Response #31

The Registrant notes that the General Savings Fund is intended to reflect a conservative allocation model similar to other conservative allocation funds that gain exposure to certain asset classes and certain securities primarily by investing through mutual funds and ETFs (“underlying funds”). Accordingly, the “Principal Investment Strategies” disclosure for the General Savings Fund has been clarified. As revised, the General Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS) and will gain exposure to other investments, including foreign and emerging market securities, commodities, REITs, small cap securities and high yield debt securities, only through underlying funds, Additionally, the General Savings Fund will limit its exposure to commodities, REITs, and high yield debt securities, in the aggregate, to no more than 20% of the General Savings Fund. Also, as the Fund will limit exposure to small cap securities to less than 5% of the General Savings Fund’s assets, “Small Cap and Emerging Growth Securities Risk” has been deleted from the prospectus and moved to the SAI, In light of these clarifications, the Registrant believes that the General Savings Fund’s strategies and investments are consistent with the Fund’s purpose of assisting with general savings goals.

Please see changes to the “Principal Investment Strategies” section below:

Principal Investment Strategies. The General Savings Fund is designed to assist investors general savings goals. Because the time horizon for such expenses can vary, ~~T~~the General Savings Fund pursues an asset allocation strategy that is designed to balance growth and downside market protection through different market environments.

The General Savings Fund invests in a portfolio of fixed income securities, equity securities and commodities ~~commodity-linked instruments~~. Equity securities include common stock, preferred stock, or securities convertible into common stock and may be of issuers of any capitalization. Fixed income securities ~~that the General Savings Fund may buy~~ include debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and fixed income or debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by municipalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, including corporate loans, debt securities convertible into equity securities and inflation-indexed bonds. The General Savings Fund will gain exposure to ~~invest in~~ such equity securities, ~~and~~ fixed income securities and commodities ~~directly or~~ indirectly by investing in both actively and passively managed mutual funds and exchange-traded funds (collectively, the “underlying funds”). ~~The General Savings Fund may also invest in investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide commodities exposure without direct investment in physical commodities.~~

June 11, 2021 Page 20

Additionally, the General Savings Fund may ~~also~~ invest through underlying funds in Real Estate Investment Trusts (“REITs”) and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals as well as underlying funds holding precious metals. The General Savings Fund may only invest directly in U.S. large and mid-cap equity securities, U.S. investment grade corporate and municipal bonds, U.S. Treasuries and Treasury inflation-protected securities (TIPS).

Under normal market conditions, the General Savings Fund will invest its assets within the following ranges: ~~50~~70-95% of its assets in fixed income, ~~5-35~~0-25% of its assets in equities, and 0-~~15~~20% of its assets in a combination of underlying funds providing exposure to commodities, REITs and high yield debt securities. The Adviser will allocate the General Savings Fund’s assets among fixed income securities (including domestic, international and emerging markets, U.S. inflation-protected debt, and U.S. long-term treasuries) and equity securities (including domestic, international, and emerging markets equities) to manage the Fund’s risk across asset classes over time. The General Savings Fund seeks to emphasize exposure to fixed income, in order to avoid excessive volatility of returns.

~~The Adviser may invest up to 40% of the General Savings Fund’s assets in high yield debt securities (also referred to as junk bonds).~~ The Adviser may also invest indirectly through underlying funds up to ~~50~~30% of the General Savings Fund’s assets in foreign securities and up to ~~40~~25% of the Fund’s assets in emerging market securities.

ALL FUNDS

Statutory Prospectus – Additional Information About Principal Investment Strategies and Related Risks

Comment #32

Please consider re-formulating this section to provide layered or additional detail rather repeating information contained in the Summary Prospectus.

Response #32

The Registrant has considered the comment and made adjustments as necessary, however, the Registrant generally believes the current disclosure to be appropriate.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks - Cryptocurrency

Comment #33

Given that Osprey Bitcoin Trust (“OBTC”) has a limited trading history and bitcoin remains highly speculative, please explain why investments in OBTC are appropriate for an open-end fund.

Response #33

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The Registrant has removed the reference to OBTC and will gain exposure to bitcoin only by investing in Grayscale Bitcoin Trust. See revisions below:

Cryptocurrencies (also referred to as “virtual currencies” and “digital currencies”) are digital assets designed to act as a medium of exchange. Cryptocurrency is an emerging asset class. There are thousands of cryptocurrencies, the most well-known of which is bitcoin. The Funds may have exposure to bitcoin indirectly through an investment in the Grayscale Bitcoin ~~Investment~~ Trust (“GBTC”) ~~or Osprey Bitcoin Trust (“OBTC”)~~, ~~each~~ a privately offered, open-end investment vehicle that invests in bitcoin~~, or similarly structured vehicles as well as similar investment vehicles structured as exchange traded funds (“ETFs”) that may be formed in the future (collectively, “Bitcoin Funds”)~~. A Fund may invest up to 4% of its assets in GBTC~~such Bitcoin Funds~~. The Funds will not invest in cryptocurrency directly or indirectly through derivatives. The Funds will not invest in initial coin offerings.

Comment #34

The Staff refers to the third sentence in the first paragraph of this section which states “The Funds may have exposure to bitcoin indirectly through an investment in the Bitcoin Investment Trust (“GBTC”) or Osprey Bitcoin Trust (“OBTC”), each a privately offered, open-end investment vehicle that invests in bitcoin, or similarly structured vehicles as well as similar investment vehicles structured as exchange traded funds (“ETFs”) that may be formed in the future (collectively, “Bitcoin Funds”).”

Please remove the reference to “as well as similar investment vehicles structured as exchange traded funds (“ETFs”) that may be formed in the future”, as these investments do not exist.

Response #34

The Registrant has made the requested change. See response to Comment #23 above

Comment #35

Please supplementally disclose if the 4% limit on cryptocurrency investments is applied in the aggregate or with respect to each cryptocurrency fund individually.

Response #35

The Registrant confirms that the 4% limit applies in the aggregate.

Comment #36

Please clarify, if accurate, that the Fund does not intend to invest in initial coin offerings.

Response #36

The Registrant confirms that it does not intend to invest in initial coin offerings and has made the requested clarification. See response to Comment #23 above

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Comment #37

The Staff refers to the last sentence in the first paragraph of this section which states, “The Funds will not invest in cryptocurrency directly.”

Please add “or indirectly through derivatives” to the end of this sentence.

Response #37

The Registrant has made the requested clarification. See response to Comment #23 above

Fundamental Investment Limitations

Comment #38

As the Funds appear to be diversified funds, please address the Funds’ diversification policy in this section.

Response #38

The Registrant has made the requested change and added the following fundamental policy:

With respect to 75% of its total assets, invest 5% or more of its total assets in securities of a single issuer or hold more than 10% of the voting securities of such issuer (does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities, or other investment companies). As a matter of operating policy, the Fund will not consider repurchase agreements to be subject to the above-stated 5% limitation if all of the collateral underlying the repurchase agreements are U.S. government securities and such repurchase agreements are fully collateralized.

Comment #39

With respect to Fundamental Policy #6 regarding loans, please clarify supplementally if the Funds intend to invest in real property directly.

Response #39

The Registrant confirms that the Funds will not invest in real property directly.

Non-Fundamental Investment Restrictions

Comment #40

With respect to Non-Fundamental Investment Restriction #1, please revise the definition of illiquid security to cover the terms included in Rule 22e-4.

Response #40

The Registrant has made the requested change. Please see below:

1.	Invest 15% or more of the value of its net assets, computed at the time of investment, in illiquid securities. Illiquid securities means any investment that the Fund reasonably

June 11, 2021 Page 23

expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of Rule 22e-4 ~~are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options and repurchase agreements providing for settlement in more than seven days after notice~~;

Part C

Comment #41

Please clarify why some of the exhibits are not hyperlinked.

Response #41

The Registrant will ensure that required hyperlinks will be included in the next registration statement amendment.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum